

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-Mail

John A. Granda, Esq.
Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106

Re: MGP Ingredients, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed by Karen Seaberg et. al.
Filed June 13, 2013
File No. 000-17196

Dear Mr. Granda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Schedule 14A

Proposal No. 4, page 9

1. Please revise this proposal and proposals 5 and 6 to describe any potential negative effects of each proposal as well any potential benefits it may provide to you as holders of approximately 92% of the outstanding shares of preferred stock.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions